October 25, 2023

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Anuja A. Majmudar and Karina Dorin

RE:	Wayfair Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Response dated October 12, 2023
File No. 001-36666

Dear Ms. Dorin and Ms. Majmudar:

Wayfair Inc. (the "Company", "we" or "our"), respectfully submits this letter in acknowledgement of your comment letter dated October 24, 2023 (the “October Comment Letter”) regarding Wayfair Inc.’s Form 10-K for the fiscal year ended December 31, 2022 and our prior response dated October 12, 2023. We respectfully request additional time to respond to the October Comment Letter, with our response anticipated to be submitted on or before Wednesday, November 22, 2023.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need regarding this extension request. Please contact me at 1.617.880.8108 or at KGulliver@wayfair.com, or Celia Soehner of Morgan, Lewis & Bockius LLP at 1.412.560.7441 or celia.soehner@morganlewis.com, with any questions or concerns.

Sincerely,

/s/ Kate Gulliver

Kate Gulliver
Chief Financial Officer
Wayfair Inc.

cc:	Niraj Shah, Chief Executive Officer
Enrique Colbert, General Counsel
Laurie A. Cerveny, Morgan, Lewis & Bockius LLP
Celia A. Soehner, Morgan, Lewis & Bockius LLP